June 15, 2012

VIA EDGAR

Mr. H. Roger Schwall

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Continental Resources, Inc.

Revised Preliminary Proxy Statement

Filed June 4, 2012

File No. 001-32886

Dear Mr. Schwall:

Set forth below are the responses of Continental Resources, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 8, 2012, with respect to Amendment No. 2 to the Company’s Preliminary Proxy Statement, filed June 4, 2012 (the “Preliminary Proxy Statement”).

Based on our review of the Staff comment letter and as further described herein we hereby undertake and represent that we will amend the Preliminary Proxy Statement to contain the revised disclosure described below as part of filing definitive proxy materials in connection with the planned special meeting.

If following a review of this information, the Staff does not concur with our analysis, we respectfully request an opportunity to discuss this response letter further with the Staff.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in italicized text.

Mr. H. Roger Schwall

June 15, 2012

Revised Preliminary Proxy Statement filed June 4, 2012

Proposal 1

The Purchase and Sale Agreement, page 16

Background of the Acquisition, page 22

1.	We note your response to prior comment 4 from our letter dated May 25, 2012. Please expand your disclosure to indicate the carrying value of the properties Wheatland has acquired an interest in under the participation agreement since it first approached you in November 2010 about a possible transaction, and indicate the amount of the purchase price allocated to these properties.

Response: In response to the Staff’s comment, we propose to add the following disclosure to the paragraph indicated below (added language underlined):

The November 2010 inquiry and subsequent discussions were preliminary indications of interest and Wheatland continued to acquire interests in properties in Company acquisitions as required by the Participation Agreement and in the ordinary course of business and pursuant to the terms and conditions of that Participation Agreement from November 2010 through 2011, the last of which occurred on October 18, 2011. Subsequently, on November 2, 2011, the independent directors of the Board formed the Special Committee to evaluate the possible acquisition of the Wheatland assets. Wheatland did not acquire any interests in properties in Company acquisitions after October 18, 2011 through January 1, 2012, but did, to the extent the Company leased acreage through oil and gas leases within the area defined by the Participation Agreement, acquire interests in such oil and gas leases pursuant to the terms and conditions of the Participation Agreement through the expiration of the Agreement on January 1, 2012. From November 2010 through December 2011, Wheatland acquired interests in Company acquisitions and oil and gas leases acquired in the ordinary course of business at a cost totaling approximately $10.1 million. The Purchase Price allocated to these assets is approximately $13.2 million. After the Participation Agreement expired on January 1, 2012, Wheatland no longer acquired interests in properties in Company acquisitions or oil and gas leases.

In addition, as discussed today, we will include the following disclosure at the end of Proposal 1 in connection with the shareholder derivative lawsuit filed subsequent to our receipt of the Staff’s June 8, 2012 comment letter:

On June 12 2012, the Louisiana Municipal Police Employees’ Retirement System (“MPERS”) filed a lawsuit against the Company, Wheatland, Harold G. Hamm, Jeffrey B. Hume and each of the members of the Special Committee in the United States District Court for the Western District of Oklahoma. In the

Mr. H. Roger Schwall

June 15, 2012

Complaint, MPERS alleges each of the individuals named in the lawsuit breached fiduciary duties in connection with their participation in the Wheatland transaction, and the Company failed to provide its shareholders with sufficient material information to enable them to make an informed decision regarding whether to approve the Wheatland Proposal. In its prayer for relief, MPERS seeks the following relief: (i) enjoin the consummation of the Wheatland transaction (or rescission of the transaction if consummated); (ii) enjoin the Harold Hamm HJ Trust and the Harold Hamm DST Trust from voting in connection with the Unaffiliated Vote Requirement; and (iii) recover costs and attorney fees in connection with the lawsuit.

In connection with responding to the Staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing responses, please contact the undersigned at (405) 234-9404.

Sincerely,

/s/ Eric S. Eissenstat

Eric S. Eissenstat

Sr. Vice President, General Counsel and Secretary

ESE/hls

cc:	Kevin Dougherty, U.S. Securities and Exchange Commission
Special Committee of Continental Resources, Inc.
Evercore Group L.L.C.
John D. Hart, Sr. Vice President, Chief Financial Officer and Treasurer
Michael Dillard, Latham & Watkins LLP
GlennWest, Weil, Gotshal & Manges LLP